SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Bellatrix Exploration Ltd.
(Name of Issuer)

Common Shares, no par value
(Title of Class of Securities)

078314101
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 12, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 10 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 078314101	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,168,800 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,168,800 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,168,800 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 078314101	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,168,800 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,168,800 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,168,800 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 078314101	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,168,800 shares of Common Shares
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,168,800 shares of Common Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 10,168,800 shares of Common Shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.3%
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 078314101	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (this "Schedule 13D") relates to the common shares, no par value (the "Common Shares") of Bellatrix Exploration Ltd., a Canadian limited company (the "Issuer"). The principal executive offices of the Issuer are located at 1920, 800 5th Avenue SW, Calgary, Alberta T2P 3T6, Canada.

Item 2.	IDENTITY AND BACKGROUND

This Schedule 13D is filed by: (i) Orange Capital, LLC, a Delaware limited liability company ("Orange Capital"); (ii) Orange Capital Master I, Ltd., a Cayman Islands exempted company ("Orange Fund"); and (iii) Daniel Lewis ("Mr. Lewis" and together with Orange Capital and Orange Fund, the "Reporting Persons"). The principal business address of Orange Capital and Mr. Lewis is 1370 Avenue of the Americas, 23rd Floor, New York, New York 10019. The principal business address of Orange Fund is c/o Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The principal business of Orange Capital is investment management. The Managing Member of Orange Capital is Mr. Lewis, who is primarily engaged in the business of investment management. The principal business of Orange Fund is to invest in securities. The name, citizenship, principal occupation and business address for each director of Orange Fund is set forth on Appendix A hereto.

None of the Reporting Persons or persons listed on Appendix A has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Reporting Persons used approximately $84,000,000 (CAD $90,000,000) (including brokerage commissions) in the aggregate to purchase the shares of Common Shares reported in this Schedule 13D.

The source of the funds used to acquire the Common Shares reported herein is the working capital of Orange Fund. The shares of Common Shares reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Shares reported herein.

CUSIP No. 078314101	SCHEDULE 13D	Page 6 of 10 Pages

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons initially acquired beneficial ownership of the shares of Common Shares of the Issuer reported herein for investment purposes because they believed the Common Shares represented an attractive investment opportunity.

The Reporting Persons intend to engage management of the Issuer ("Management") and the board of directors of the Issuer (the "Board") in discussions regarding opportunities to maximize shareholder value. The Reporting Persons intend to discuss, among other things (i) the Issuer hiring an independent financial advisor tasked to provide the Board with recommendations on strategic alternatives, capital allocation and improved investor communications; (ii) the size and composition of the Board; (iii) steps to raise the Issuer's valuation to be in line with its intrinsic value, which current valuation is well below the Issuer's intermediate sized company peers in the Canadian exploration and production sector (based on both price to proved-developed reserves and on enterprise value to debt adjusted cash flow); (iv) refraining from future dilutive equity issuances and outlining a clear use of proceeds for all newly raised capital; and (v) exploring alternatives to highlight the value of the Issuer's infrastructure assets, including but not limited to improving disclosure on the cost and fair market value of the Issuer's midstream infrastructure and / or exploring a possible joint venture, initial public offering or sale of the Issuer's midstream assets.

The Reporting Persons intend to discuss such matters identified above not only with Management and the Board, but also with other shareholders of the Issuer and third parties and may take other steps to bring about changes to increase shareholder value, including but not limited to changes involving board composition, as well as pursue other plans or proposals that relate to or would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Depending upon, among other things, the outcome of the discussions referenced above, current and anticipated future trading prices for the shares of Common Shares, the financial condition, results of operations and prospects of the Issuer and its businesses, other investment opportunities available to the Reporting Persons, conditions in the securities markets, general economic conditions and other factors that the Reporting Persons deem relevant, the Reporting Persons may from time to time acquire additional shares of Common Shares or other securities or sell shares of Common Shares or other securities in the open market, in privately negotiated transactions or otherwise, and may take such other actions with respect to their investment in the Issuer as they may deem appropriate, including, without limitation, changing their intention with respect to any of the matters enumerated in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) The aggregate number and percentage of shares of Common Shares to which this Schedule 13D relates is 10,168,800 shares of Common Shares, constituting approximately 5.3% of the Issuer's currently outstanding Common Shares. The aggregate number and percentage of shares of Common Shares reported herein are based upon the 190,091,741 shares of Common Shares outstanding as of June 30, 2014, as reported in the Issuer's Report on Form 6-K for the month of August 2014, filed with the Securities and Exchange Commission on August 8, 2014.

CUSIP No. 078314101	SCHEDULE 13D	Page 7 of 10 Pages

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of Orange Capital's role as the investment advisor to Orange Fund, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Shares effected during the past 60 days by the Reporting Persons.

(d) No person (other than the Reporting Persons) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Shares reported herein.

(e) Not applicable.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Other than the Joint Filing Agreement, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated August 19, 2014.

CUSIP No. 078314101	SCHEDULE 13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: August 19, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 078314101	SCHEDULE 13D	Page 9 of 10 Pages

Appendix A

DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, citizenship, principal occupation and business address of each director of Orange Fund. There are no executive officers of Orange Fund.

Name	Citizenship	Principal Occupation	Business Address
Russell Hoffman	South Africa	Chief Operating Officer, Orange Capital, LLC	1370 Avenue of the Americas, 23rd Floor, New York, NY 10019
Philip Cater	New Zealand	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands
Christopher Bowring	United Kingdom	Director	International Management Services Ltd., P.O. Box 61, Harbour Centre, Grand Cayman KY1-11102, Cayman Islands

CUSIP No. 078314101	SCHEDULE 13D	Page 10 of 10 Pages

Appendix B

TRANSACTIONS IN THE COMMON SHARES EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices. All share prices below are reported in Canadian dollars.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
07/02/2014	727,000	9.4705
07/02/2014	197,200	9.494
07/03/2014	925,000	9.5497
07/03/2014	600,000	9.5601
07/04/2014	193,200	9.6531
07/04/2014	100,000	9.61
07/07/2014	1,500,000	9.6883
07/08/2014	400,000	9.43
07/09/2014	214,400	9.3262
07/10/2014	220,000	9.1447
07/11/2014	100,000	9.09
07/11/2014	50,000	9.1293
07/14/2014	23,500	9.0321
07/14/2014	100,000	9.03
07/15/2014	165,100	8.822005
07/15/2014	50,000	8.9533
07/16/2014	481,300	8.756499
07/17/2014	100,000	8.710955
07/22/2014	130,100	8.695154
07/23/2014	117,600	8.692887
07/24/2014	150,000	8.828
07/25/2014	150,000	8.709367
07/28/2014	479,800	8.577387
07/29/2014	208,900	8.401944
07/30/2014	400	8.2
07/31/2014	200,000	8.113545
08/01/2014	173,300	7.904766
08/05/2014	450,000	7.802123
08/06/2014	50,000	7.5249
08/06/2014	365,700	7.884121
08/07/2014	532,600	7.859162
08/08/2014	56,600	7.669956
08/11/2014	300,000	7.7914
08/12/2014	100,000	7.5444
08/14/2014	200,000	7.4692
08/15/2014	122,700	7.51
08/18/2014	234,400	7.8862